July 24, 2008

Ms. Julie Sherman
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:	Material Technologies, Inc, File No. 33-23617
Form 10-KSB for the year ended December 31, 2007

Dear Ms. Sherman,

I am in receipt of the Commission’s comments contained in its correspondence dated July 17, 2008 relating to the above filing (the “Comment Letter”).  Following please find our responses to all of the comments in the Comment Letter.  These responses are numbered and titled consecutively with the numbering and headings of the Comment Letter for your convenience.

Item 8A – Controls and Procedures, page 20

1.
 We have revised our Control and Procedures section to include the management’s assessment of internal control over financial reporting.  Further, we have also revised the language of paragraph 4 of the Principal Executive Officer and Principal Financial Officer certifications to include the language of Item 601(b)(31) or Regulation S-B.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

2.	The failure to include the city and state in the auditor’s opinion was in error. We have corrected the opinion accordingly.

Ms. Julie Sherman
July 24, 2008

3.
Our auditor has provided us with the following statement regarding their consideration of the impact of the restatement of the prior financial statements when preparing their opinion:

“In our audit of MaTech’s 2007 financial statements, we considered the corrections it made to its previous financial statements.  We reviewed its schedule of corrections including supporting documentation.  We made sure that we had a full understanding of the corrections made and the reasons behind the corrections.  We concurred with the corrections made for 2005 and 2006.  We performed procedures in our audit of the 2007 financial statements to determine with reasonable assurance that no discounts were applied in the recognition any share-base compensation.”

Consolidated Balance Sheet, page F-2

4.
The liabilities reflected in the 10-KSB as originally filed is in error. The Company’ actual derivative liabilities as of December 31, 2007 was $10,113,923 not the $30,571,217 as originally reported. The $30,571,217 was the Company’s total derivative liabilities as of September 30, 2007. We have amended our financials statements to reflect the correct derivative liabilities which will be included in an amendment to our 2007 Form 10-KSB. Based upon this correction, our total liabilities, minority interest and deficit at December 31, 2007 is actually $2,425,280 as computed as follows:

Current liabilities as originally reported	$691,380
Long-term liabilities as originally reported	34,006,569
Total liabilities	34,697,949
Minority interest	825
Total stockholders’ deficit	(11,816,200)
22,882,574
Less Derivative liabilities as originally
Reported	(30,571,217)
Add: Actual Derivative liabilities	10,113,923

Actual liabilities and stockholders’ deficit	$2,425,280

Our net gain from changes in our derivative liabilities are properly reported on our statement of operations, cash flows and stockholders’ deficit for the year ended December 31, 2007 as currently filed.

Consolidated Statement of Comprehensive Loss, page F-5

Ms. Julie Sherman
July 24, 2008

5.	The reference to “September 30, 2007” on our consolidated statement of comprehensive loss is in error, it should read “December 31, 2007”. We have corrected this in our amendment to our 2007 Form 10-KSB.

Consolidated Statement of Cash Flows, page F-11

6.
Our “increase in debt for services and fees” pertain to the increase in our convertible debt due to Palisades for fees they charged us for services rendered. The amount of the services rendered was tacked on to the balance due Palisades as mutually agreed to by it and us.

Note 1. Organization and Basis of Presentation, page F-15

7.
We did in fact account for the additional shares issued to UTEK Corporation in the “Monitoring” acquisition. However, we did not assign any value to the additional shares issued.  We issued the additional shares to UTEK under the anti-dilution provision of the merger agreement. The contingent shares issued to UTEK provided it with the same ownership percentage as it had when it sold Monitoring to us. We believe the accounting for the additional shares issued should be the same as the accounting for contingent shares based upon security prices as discussed in paragraph 27 of SFAS 14, which states “the issuance of additional securities or distribution of other consideration at resolution of contingencies based on security prices shall not change the recorded cost of an acquired entity (Opinion 16, paragraph 79).” In addition, Paragraph 31of SFAS 141 states “Accounting for contingent consideration based on conditions other than those described shall be inferred from the procedures outlined.”

Restatement of Financial Statements, page F-17

8.
The Company has delayed the preparation and filing of an amended 10-KSB for the year ended December 31, 2006 and Form 10-QSB for the quarters ended March 31, 2007 and June 30, 2007, pending the Commissions review of our 10-KSB for the year ended December 31, 2007. We are hopeful that amendments to the indicated previous filings will not be necessary if all corrections relating to our restated financials statements are included in our 10-KSB for the year ended December 31, 2007. We plan to include the restated amounts and balances for 2005 in our amended 10-KSB for 2007.

Note 2. Summary of Significant Accounting Policies, page F-18

9.	We plan to change our revenue recognition policy in all future filings to properly disclose our policy of recognizing revenue from our bridge testing.

Note 3. Investments, F-24

Ms. Julie Sherman
July 24, 2008

10.
Birchington, page F-24

In our April 7, 2005 Stock Purchase Agreement with Birchington Investments Limited (Birchington”), we were required to place 5,850 post-split shares (1,755,000 pre-split shares) of our common stock into escrow, for the purpose of issuing these shares to Birchington in the event that the average of the ten (10) closing bid prices per share during the ten (10) trading days immediately preceding the one year anniversary date of the closing, is less than the per share market price of the registrant’s Common Stock as of the date of the Closing ($1.00). If our market price was less than a $1 on the anniversary date, then Birchington shall be entitled to purchase out of escrow a percentage of the escrowed shares equal to the percentage of such decline for a price of $.01 per share.  The escrowed remaining shares, if any, would have been returned to us.  We refer to our obligation to sell these shares at $.01 per share as “downside price protection”.

We accounted for the downside price protection pursuant to EITF 00-19 “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock”. We recognized a liability pertaining to on the downside price protection. The liability at December 31, 2005 amounted to $585,735. A schedule of changes to the liability is as follows:

				Statement of Operation
		Balance Sheet		Changes in fair value of
		Investment Derivative Liability		Investment Derivative Liability
		Change	Balance	Change	Balance
		Cr (dr)	Cr (dr)	dr (cr)	dr (cr)
12/31/05	Derivative liab and related loss		585,735		585,735
3/31/06	Record change in fair value	76,911	662,646	76,911
6/19/06	Record issuance of 5,850 shares held in escrow	(403,650)	258,996
6/30/06	Record change in fair value	(114,996)	144,000	(114,996)	(38,085)
9/30/06	Record change in fair value	(90,000)	54,000	(90,000)	(128,085)
10/16/06	Record issuance of 600 shares held in escrow	(54,000)	-	(54,000)	(182,085)

Note 7 – License Agreements, page F-26

Ms. Julie Sherman
July 24, 2008

11.	The disclosure of pre-split shares was in error. The number of shares referred to are actually post-split. We will correct our disclosure accordingly.

Note 11 – Stockholders’ Equity, page F-41

12.	Accounting for additional shares issued to Ischian Investors

The additional 11,688 shares issued to the Ischian Investors were accounted for at cost pursuant to paragraph 20(c) of APB29 (as amended by SFAS 153). Pursuant to paragraph 20, “A nonmonetary exchange shall be measured based on the recorded amount (after reduction, if appropriate, for an indicated impairment of value) of the nonmonetary asset(s) relinquished, and not on the fair values of the exchanged assets, if any of the following conditions apply:

a. Fair Value Not Determinable. The fair value of neither the asset(s) received nor the asset(s) relinquished is determinable within reasonable limits.

b. Exchange Transaction to Facilitate Sales to Customers. The transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange.

c. Exchange Transaction That Lacks Commercial Substance. The transaction lacks commercial substance (paragraph 21).

Paragraph 21 states that “A nonmonetary exchange has commercial substance if the entity’s future cash flows are expected to significantly change as a result of the exchange. The entity’s future cash flows are expected to significantly change if either of the following criteria is met:

a. The configuration (risk, timing, and amount) of the future cash flows of the asset(s) received differs significantly from the configuration of the future cash flows of the asset(s) transferred.

b. The entity-specific value of the asset(s) received differs from the entity-specific value of the asset(s) transferred, and the difference is significant in relation to the fair values of the assets exchanged.

As the issuance of the additional 11,688 shares lacked commercial substance as defined above, the Company did not value the additional shares issued.

Note 14. Subsequent Events, page F-58

Ms. Julie Sherman
July 24, 2008

Note 13. Restatement of Previously Issued Financial Statements, page F-52

13.
We have revised footnote 14 and believe our revised disclosures on the correction of the errors reflected in our previous reported financials statements are consistent with the disclosure requirements of paragraph 25 and 26 of SFAS 154.

Form 10Q for the Period Ended March 31, 2008

Notes to Condensed Consolidated Financial Statements, page 11

Note 2. Recent Accounting Pronouncement, page 12

14.
We realize our responsibility to comply with SFAS 157 commencing with our first quarter which ended on March 31, 2008. We will be certain that we comply with the previsions of SFAS 157 and will include all disclosure requirements under SFAS in all of our future filings.

Thank you for your continued review of the Annual Report.  Marked copies of Amended Annual Report are enclosed herewith for your convenience.  We hope that the above provides sufficient information and addresses the concerns of the Commission.   Please advise if you have any further comments.

Please copy our legal counsel on all future correspondence:

Lynne Bolduc, Esq.
Oswald & Yap LLP
16148 Sand Canyon
Irvine, CA  92618
Telephone: 949/788-8900
Fax: 949/788-8980
Email: lpb@oswald-yap.com

Please advise whether you have any additional comments.  Thank you for your review.

Sincerely,

/s/ Robert M. Bernstein

Robert M. Bernstein,
President